November 28, 2006
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	Double-Take Software, Inc. Registration Statement on Form S-1/A File No. 333-136499 Date Filed: November 21, 2006
Dear Mr. Shuman:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s comment letter dated November 27, 2006 with respect to the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”).
In response, set forth below is the staff’s comments in italics followed by the Company’s response. Where indicated below, the Company has included changes to the disclosure in Amendment No. 6 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
We have sent to Jay Ingram’s attention for delivery on November 29, 2006, courtesy copies of this letter and Amendment No. 6 to the Registration Statement (excluding exhibits) blacklined to show changes against the prior amendment to the Registration Statement.
Stock Option Grants in Last Fiscal Year, page 678
1.	The Option grant table on page 68 continues to use the $1.52 option exercise price at grant date as the price from which the five percent per year and ten percent per year appreciation is computed. For reasons stated in our previous comments on this matter, the potential realizable value columns of the option grant table should be computed using the mid-point

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Mark P. Shuman
November 28, 2006

of the offering price range as the price from which the five and ten percent annual increases are computed. Please revise to present this information using the mid-point of the offering.
We have revised the disclosure in response to the staff’s comment to use $10.00 per share, which is the midpoint of the range on the cover of the prospectus, as the price from which the 5% and 10% annual increases are calculated.
* * *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ Michael J. Silver
Michael J. Silver
cc: Dean Goodermote